UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Federal-Mogul Holdings Corporation

(Name of Subject Company)

Federal-Mogul Holdings Corporation

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

313549404

(CUSIP Number of Class of Securities)

Michelle Epstein Taigman

Senior Vice President, General Counsel and Secretary

27300 West 11 Mile Road

Southfield, Michigan 48034

248-354-7063

With copies to:

Bruce A. Toth

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) originally filed by Federal-Mogul Holdings Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 26, 2016, relating to a tender offer by IEH FM Holdings, LLC, a Delaware limited liability company (the “Offeror”) and a wholly owned subsidiary of American Entertainment Properties Corp., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding Shares not already owned by the Offeror, at a purchase price of $9.25 per Share, (the “Offer Price”), net to the seller in cash, without interest, less any required withholding of taxes, upon the terms and subject to the conditions set forth in the related Offer to Purchase (the “Offer to Purchase”) and related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and any amendments or supplements thereto, collectively, the “Offer”). The Offer is described in a Tender Offer Statement on the Schedule TO filed by Parent and the Offeror with the SEC on September 26, 2016 (together with any amendments or supplements thereto, the “Schedule TO”). The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule 14D-9, respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.	ADDITIONAL INFORMATION.

“Item 8—Other Items” of the Schedule 14D-9 is hereby amended and supplemented by adding the following between the “Certain Legal Matters; Regulatory Approvals” and “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” under a new heading “Certain Litigation”:

On September 29, 2016 and September 30, 2016, respectively, two putative class actions captioned Skybo v. Ninivaggi et al., C.A. No. 12790, and Lemanchek v. Ninivaggi et al., C.A. No. 12791, were filed in the Court of Chancery of the State of Delaware against the Board and Icahn Enterprises L.P. and certain of its affiliates, including Parent and the Offeror (the “Icahn Defendants”). The complaints allege that the Board breached its fiduciary duties and that the Icahn Defendants breached their fiduciary duties to the minority stockholders by approving the proposed Merger Agreement. The complaints allege that the Offer Price substantially undervalues the Company’s stock and fails to reflect the true value of the Company. The complaints further allege that the Merger Agreement was a result of a flawed sales process and conflicts of interest, alleging that the Special Committee and the Company’s management lack independence from the Icahn Defendants. In addition, the complaints allege that the Merger Agreement contains certain allegedly preclusive deal protection provisions, including a no-solicitation provision, an information rights provision and a matching rights provision. Among other things, the complaints seek to rescind the transaction, or award rescissory damages, or award a quasi-appraisal remedy in the event that the transaction is consummated, as well as award money damages and costs, including attorneys’ and experts’ fees. The foregoing summary is qualified in its entirety by the full text of the complaints, copies of which are filed as Exhibit (a)(5)(v) and (a)(5)(vi), respectively, to the Schedule TO and are incorporated herein by reference.”

ITEM 9.	EXHIBITS.

“Item 9—Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibits to the list of Exhibits:

Exhibit No.	Description

(a)(5)(iv)	Class Action Complaint of Gary Skybo v. Daniel A. Ninivaggi et al., C.A. No. 12790, filed in the Court of Chancery of the State of Delaware, dated September 29, 2016 (incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO/A of American Entertainment Properties Corp. and IEH FM Holdings, LLC, filed with the SEC on October 3, 2016).

(a)(5)(v)	Class Action Complaint of Michael Lemanchek v. Daniel A. Ninivaggi et al., C.A. No. 12791, filed in the Court of Chancery of the State of Delaware, dated September 30, 2016 (incorporated by reference to Exhibit (a)(5)(vi) to the Schedule TO/A of American Entertainment Properties Corp. and IEH FM Holdings, LLC, filed with the SEC on October 3, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

FEDERAL-MOGUL HOLDINGS CORPORATION

Dated: October 3, 2016	By:	/s/ Michelle Epstein Taigman
	Name:	Michelle Epstein Taigman
	Title:	Senior Vice President, General Counsel and Secretary